Exhibit 21.1

American Software, Inc. Subsidiaries:

American Software Australia PTY

American Software Foreign Sales Corporation

American Software France S.A.

American Software Japan K.K.

American Software Research and Development Corporation

American Software U.K., Ltd.

American Software USA, Inc.

ASI Properties, Inc.

Logility, Inc.

New Generation Computing, Inc.

The Proven Method, Inc.